PROSPECTUS SUPPLEMENT NO.1	Filed pursuant to Rule 424(b)(3)
(to prospectus dated June 13, 2025)	Registration Statement No. 333-284411

11,832,277 ORDINARY SHARES,
2,908,047 WARRANTS TO PURCHASE ORDINARY SHARES AND
2,908,047 ORDINARY SHARES UNDERLYING WARRANTS
of

TNL MEDIAGENE

This Prospectus Supplement No. 1 is being filed to update and supplement the information contained in the prospectus dated June 13, 2025 (as supplemented from time to time, the “Prospectus”) that forms a part of our Registration Statement on Form F-1 (File No. 333-284411) with the information contained in the Current Report on Form 6-K, filed with the Securities and Exchange Commission (“SEC”) on June 16, 2025 (the “Form 6-K”). Accordingly, we have attached the Form 6-K to this Prospectus Supplement No. 1.

The Prospectus and this Prospectus Supplement No. 1 relate to the resale from time to time by certain selling securityholders named in the Prospectus or their permitted transferees (collectively, the “Selling Securityholders”) of up to 11,832,277 ordinary shares, par value $0.0001 per share, of TNL Mediagene (“TNL Mediagene Ordinary Shares”) under the Securities Act of 1933, as amended (the “Securities Act”), comprising: (a) the offer and resale of up to 2,002,222 TNL Mediagene Ordinary Shares by 3i, LP (“3i”); (b) the offer and resale of up to 8,000,000 TNL Mediagene Ordinary Shares, including 119,048 TNL Mediagene Ordinary Shares as the Tumim Commitment Shares (as defined below), by Tumim Stone Capital LLC (“Tumim”); (c) 317,601 TNL Mediagene Ordinary Shares (the “Existing PIPE Conversion Shares”) issued pursuant to the conversion of certain subordinated unsecured convertible promissory notes in aggregate principal amounts of $1,725,471 (the “2024 TNL Mediagene Convertible Notes”) and $1,000,000 (the “2024 TNL Mediagene Subordinated Unsecured Convertible Note” and together with the 2024 TNL Mediagene Convertible Notes, the “Existing PIPE Convertible Notes”) issued to certain third-party investors (each, a “Existing PIPE Convertible Note Investor”); (d) 57,849 TNL Mediagene Ordinary Shares (the “DaEX Conversion Shares”) issued pursuant to the conversion rights (the “DaEX Conversion Rights”) held by DaEx Intelligent Co., Inc. (“DaEX”), TNL Mediagene’s subsidiaries, and each of certain of DaEX’s non-controlling shareholders (the “DaEX Conversion Right Holders”); and (e) 1,454,605 TNL Mediagene Ordinary Shares (the “November PIPE Conversion Shares”), issued pursuant to the conversion of certain subordinated unsecured convertible promissory notes in aggregate principal amount of $4,355,000 (the “November PIPE Convertible Notes”) issued to certain third-party investors as well as certain members of Blue Ocean’s board of directors, management team and advisory board and other shareholders of Blue Ocean (each, a “November PIPE Convertible Note Investor”). We are also registering the offer and resale, from time to time of (i) up to 708,047 TNL Mediagene Warrants, consisting of the PIPE Warrants, issued pursuant to the Sponsor Warrant Assignment Agreements, and up to 708,047 TNL Mediagene Ordinary Shares issuable upon exercises of up to 708,047 TNL Mediagene Warrants by the Existing PIPE Convertible Note Investors and the November PIPE Convertible Note Investors or their permitted transferees; and (ii) up to 2,200,000 TNL Mediagene Warrants and up to 2,200,000 TNL Mediagene Ordinary Shares issuable upon exercises of up to 2,200,000 TNL Mediagene Warrants by Mediagene Inc., our subsidiary, or its permitted transferees.

In addition, the second and third paragraphs of the cover page of the Prospectus are hereby amended and restated to read as follows:

“On November 25, 2024, we entered into a securities purchase agreement for issuance by us of convertible notes (the “3i Note SPA”) with 3i, and on December 13, 2024, we issued and sold a convertible note to 3i (the “Initial Note”), pursuant to which we may issue TNL Mediagene Ordinary Shares to 3i in lieu of the principal and interest payment of the Initial Note in certain circumstances described in this prospectus. On March 3, 2025, we made an installment repayment in shares under the Initial Note of 242,505 TNL Mediagene Ordinary Shares, representing $500,555.53 in principal and accrued interest, to 3i, at an installment conversion price, calculated as the lower of (i) $13.31 per share and (ii) 92% of the lowest volume weighted average trading price of TNL Mediagene Ordinary Shares during the ten consecutive trading days prior to the applicable conversion date (the “Installment Conversion Price”), of $2.06 per share based on the conversion date of February 20, 2025. On April 11, 2025, we made two acceleration repayments in shares under the Initial Note totaling 1,759,717 TNL Mediagene Ordinary Shares, representing $829,381.94 in principal and accrued interest, to 3i, each at an acceleration conversion price, calculated as the lower of (i) the Installment Conversion Price for the applicable installment date related to such acceleration date and (ii) 92% of the lowest volume weighted average trading price of TNL Mediagene Ordinary Shares during the ten consecutive trading days prior to the applicable acceleration date (the “Acceleration Conversion Price”), of $0.47 per share based on the acceleration date of April 9, 2025. On May 1, 2025, we made an installment repayment in cash under the Initial Note of $500,555.53, representing the same amount in principal and accrued interest, to 3i. On June 2, 2025, we made an installment repayment in cash under the Initial Note of $500,555.53, representing the same amount in principal and accrued interest, to 3i. As of the date of this prospectus, we have issued a total of 2,002,222 TNL Mediagene Ordinary Shares, representing $1,329,937.47 in principal and accrued interest, and have made cash repayments totaling $1,001,111.06 as repayment under the Initial Note. As of the date of prospectus, the outstanding balance of the principal and accrued interest under the Initial Note is $2,674,506.79, and 3i has informed us that it has completed the resale of 2,002,222 TNL Mediagene Ordinary Shares registered under this prospectus.

On November 25, 2024, we entered an ordinary share purchase agreement for an equity line of credit (the “Tumim ELOC SPA”) with Tumim, pursuant to which Tumim committed to purchase, subject to certain conditions and limitations, up to $30.0 million of TNL Mediagene Ordinary Shares (the “Tumim ELOC Shares”), at our direction from time to time, subject to the satisfaction of the terms and conditions in the Tumim ELOC SPA. On November 25, 2024, we also became obligated to issue 119,048 TNL Mediagene Ordinary Shares (the “Tumim Commitment Shares”), to Tumim as consideration for its irrevocable commitment to purchase TNL Mediagene Ordinary Shares under the Tumim ELOC SPA. On January 23, 2025, we issued 119,048 Tumim Commitment Shares to Tumim. On May 21, 2025, we sent a purchase notice requesting Tumim to purchase 560,000 Tumim ELOC Shares under the Tumim ELOC SPA, which we issued to Tumim on May 29, 2025 for an aggregate consideration of $386,269.52 at a purchase price, calculated as the lowest volume weighted average trading price of TNL Mediagene Ordinary Shares during the three consecutive trading days immediately following the applicable purchase notice date (the “ELOC Purchase Price”), of $0.71 based on the purchase notice date of May 21, 2025. Tumim has informed us that it has completed the resale of 119,048 Tumim Commitment Shares and 468,782 Tumim ELOC Shares (with 91,218 Tumim ELOC Shares remaining) registered under this prospectus as of the date of this prospectus.”

This Prospectus Supplement No. 1 updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This Prospectus Supplement No. 1 should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this Prospectus Supplement No. 1, you should rely on the information in this Prospectus Supplement No. 1.

TNL Mediagene Ordinary Shares are quoted on The Nasdaq Capital Market (“Nasdaq”) under the symbol “TNMG.” On June 13, 2025, the last reported trading date for TNL Mediagene Ordinary Shares, the closing price of TNL Mediagene Ordinary Shares was $0.82 per share.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, and are therefore eligible to take advantage of certain reduced reporting requirements otherwise applicable to other public companies.

We are also a “foreign private issuer,” as defined in the Exchange Act and are exempt from certain rules under the Exchange Act that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions under Section 16 of the Exchange Act. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of the Prospectus or this Prospectus Supplement No. 1. Any representation to the contrary is a criminal offense.

Investing in our securities involves a high degree of risk. Before buying any TNL Mediagene Ordinary Shares or TNL Mediagene Warrants you should carefully read the discussion of material risks of investing in such securities in “Risk Factors” beginning on page 8 of the Prospectus and other risk factors contained in the documents incorporated by reference herein.

The date of this prospectus supplement is June 16, 2025

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2025

Commission File Number 001-42424

TNL Mediagene

23-2 Maruyamacho	4F., No. 88, Yanchang Rd.
Shibuya-ku, Tokyo 150-0044	Xinyi District
Japan	Taipei City 110
+81-(0)3-5784-6742	Taiwan
+866-2-6638-5108
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Amendments to Ordinary Share Purchase Agreement and Recent Transactions

On June 13, 2025, TNL Mediagene and Tumim Stone Capital LLC (“Tumim”) entered into the First Amendment and the Second Amendment (the “Amendments”) to the ordinary share purchase agreement for an equity line of credit, dated November 25, 2024, by and between TNL Mediagene and Tumim (the “Tumim ELOC SPA”). Pursuant to the Amendments, TNL Mediagene and Tumim removed the requirement under the Tumim ELOC SPA that the closing sale price of TNL Mediagene’s ordinary shares, par value $0.0001 per share (“TNL Mediagene Ordinary Shares”) on the date TNL Mediagene delivers any purchase notice under the Tumim ELOC SPA must be at least $1.00 per share.

The foregoing description of the Amendments is not complete and is qualified in its entirety by reference to the full text of the Amendments, a copy of which is filed herewith as Exhibit 99.1 and 99.2 and is incorporated herein by reference.

On June 13, 2025, we sent a purchase notice requesting Tumim to purchase 440,000 TNL Mediagene Ordinary Shares under the Tumim ELOC SPA, as amended by the Amendments, which we expect to issue to Tumim on or around June 20, 2025 for an aggregate consideration to be calculated based on a purchase price based on the lowest volume weighted average trading price of TNL Mediagene Ordinary Shares during the three consecutive trading days immediately following the applicable purchase notice date. Prior to the purchase notice sent on June 13, 2025, TNL Mediagene has received gross proceeds of $386,269.52 from its issuance and sale of 560,000 TNL Mediagene Ordinary Shares (exclusive of the issuance the Tumim Commitment Shares) to Tumim at a purchase price of $0.71 per share.

Exhibit No.	Description of Exhibits
99.1	First Amendment to Ordinary Share Purchase Agreement, dated as of June 13, 2025, by and between TNL Mediagene and Tumim Stone Capital LLC
99.2	Second Amendment to Ordinary Share Purchase Agreement, dated as of June 13, 2025, by and between TNL Mediagene and Tumim Stone Capital LLC

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNL Mediagene.

Date: June 16, 2025	By:	/s/ Tzu-Wei Chung
		Name:	Tzu-Wei Chung
		Title:	Chief Executive Officer

2

Exhibit 99.1

FIRST AMENDMENT TO

ORDINARY SHARE PURHCASE AGREEMENT

This First Amendment to Ordinary Share Purchase Agreement (this “Amendment”) is entered into as of June 13, 2025 by and between TNL Mediagene, a company incorporated under the laws of the Cayman Islands (the “Company”), and Tumim Stone Capital LLC, a Delaware limited liability company (the “Investor”).

WHEREAS, the Ordinary Share Purchase Agreement (the “Purchase Agreement”) was entered into as of November 25, 2024, pursuant to which the Company may issue and sell to the Investor, and the Investor may purchase from the Company, up to $30,000,000 of newly issued ordinary shares of the Company, par value $0.0001 per share (the “Ordinary Shares”);

WHEREAS, Section 10.11 of the Purchase Agreement provides that the Purchase Agreement shall be governed by and construed in accordance with the laws of the State of New York, which generally provide that the parties to a contract may amend the terms of the contract by mutual consent in writing; and

WHEREAS, the Company and the Investor desire to amend the Purchase Agreement as set forth below.

NOW, THEREFORE, in consideration of the mutual promises contained in this Amendment and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereby agree as follows:

1. Amendment to the Purchase Agreement.

Section 10.6 of the Purchase Agreement is hereby amended and restated as follows:

“Section 10.6. Amendments. No provision of this Agreement may be amended other than by a written instrument signed by both parties hereto.”

2. No Other Modification. Except as specifically amended by the terms of this Amendment, all terms and conditions set forth in the Purchase Agreement shall remain in full force and effect, as applicable.

3. Governing Law. This Amendment shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to any rule or principle that might refer the governance or construction of this Amendment to the laws of another jurisdiction.

4. Entire Agreement. This Amendment contains the entire agreement and understanding of the parties hereto with respect to the subject matter contained therein and may not be contradicted by evidence of any alleged oral agreement. Capitalized terms used herein without definition shall have the same definition ascribed thereto in the Purchase Agreement.

5. Further Assurances. Each party to this Amendment agrees to perform any further acts and execute and deliver any documents that may be reasonably necessary to carry out the provisions of this Amendment.

6. Counterparts. This Amendment may be executed in multiple counterparts, each of which shall be deemed an original and all of which, together, shall constitute one and the same instrument. Facsimile, .pdf and other electronic execution and delivery of this Amendment is legal, valid and binding for all purposes.

7. Headings. The descriptive headings of the various provisions of this Amendment are inserted for convenience of reference only and shall not be deemed to affect the meaning or construction of any of the provisions hereof.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have duly executed this Amendment to be effective for all purposes as of the date first above written.

TUMIM STONE CAPITAL LLC

By: 3i Management, LLC, its Manager

By:
Name:
Title:

TNL MEDIAGENE

By:
Name:
Title:

[Signature Page to First Amendment to Purchase Agreement]

Exhibit 99.2

SECOND AMENDMENT TO

ORDINARY SHARE PURHCASE AGREEMENT

This Second Amendment to Ordinary Share Purchase Agreement (this “Amendment”) is entered into as of June 13, 2025 by and between TNL Mediagene, a company incorporated under the laws of the Cayman Islands (the “Company”), and Tumim Stone Capital LLC, a Delaware limited liability company (the “Investor”).

WHEREAS, the Ordinary Share Purchase Agreement (as amended, the “Purchase Agreement”) was entered into as of November 25, 2024 and amended by the First Amendment to Ordinary Share Purchase Agreement dated as of June 13, 2025, pursuant to which the Company may issue and sell to the Investor, and the Investor may purchase from the Company, up to $30,000,000 of newly issued ordinary shares of the Company, par value $0.0001 per share (the “Ordinary Shares”);

WHEREAS, Section 10.6 of the Purchase Agreement provides that the Purchase Agreement may be amended by a written instrument signed by both parties thereto; and

WHEREAS, the Company and the Investor desire to amend the Purchase Agreement as set forth below.

NOW, THEREFORE, in consideration of the mutual promises contained in this Amendment and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereby agree as follows:

1. Amendment to the Purchase Agreement.

(a)	Section 3.1 of the Purchase Agreement is hereby amended and restated as follows:

“Section 3.1. VWAP Purchases. Upon the initial satisfaction of all of the conditions set forth in Section 7.2 (the “Commencement” and the date of initial satisfaction of all of such conditions, the “Commencement Date”) and from time to time thereafter, subject to the satisfaction of all of the conditions set forth in Section 7.3 and in this Section 3.1, the Company shall have the right, but not the obligation, to direct the Investor, by its timely delivery to the Investor of a VWAP Purchase Notice on a VWAP Purchase Exercise Date to purchase the VWAP Purchase Share Amount set forth by the Company therein, not to exceed the applicable VWAP Purchase Maximum Amount, at the VWAP Purchase Price therefor (as confirmed in the applicable VWAP Purchase Confirmation) in accordance with this Agreement (each such purchase, a “VWAP Purchase”). The Company may deliver a VWAP Purchase Notice to the Investor on any Trading Day selected by the Company as the VWAP Purchase Exercise Date for a VWAP Purchase, provided that (i) the Company may not deliver more than one VWAP Purchase Notice to the Investor on any single Trading Day, (ii) at least three (3) Trading Days has elapsed since the Trading Day on which most recent prior VWAP Purchase Notice was delivered by the Company to the Investor pursuant to and in accordance with this Agreement, and at least three (3) Trading Days have elapsed since the most recent Trading Day on which Ordinary Shares were issued pursuant to any outstanding Senior Convertible Note, by and between the Company and 3i, LP (the “3i Note”), issued pursuant to that certain Securities Purchase Agreement by and between the Company and 3i, LP, dated of even date hereof, and (iii) all Shares subject to all prior VWAP Purchase Notices for VWAP Purchases that have been properly delivered by the Company to the Investor under this Agreement (as applicable) have theretofore been received by the Investor or its Broker-Dealer as DWAC Shares, prior to the Company’s delivery of such VWAP Purchase Notice to the Investor on such VWAP Purchase Exercise Date. The Investor is obligated to accept each VWAP Purchase Notice prepared and timely delivered by the Company in accordance with the terms of and subject to the satisfaction of the conditions contained in this Agreement. If the Company delivers any VWAP Purchase Notice directing the Investor to purchase a VWAP Purchase Share Amount in excess of the applicable VWAP Purchase Maximum Amount that the Company is then permitted to include in such VWAP Purchase Notice, such VWAP Purchase Notice shall be void ab initio to the extent of the amount by which the VWAP Purchase Share Amount set forth in such VWAP Purchase Notice exceeds such applicable VWAP Purchase Maximum Amount, and the Investor shall have no obligation to purchase, and shall not purchase, such excess Shares pursuant to such VWAP Purchase Notice; provided, however, that the Investor shall remain obligated to purchase the applicable VWAP Purchase Maximum Amount pursuant to such VWAP Purchase Notice. At or prior to 9:30 a.m., New York City time, on the Trading Day immediately following the VWAP Purchase Valuation Period for each VWAP Purchase (each, a “VWAP Purchase Settlement Date”), the Investor shall provide to the Company a written confirmation for such VWAP Purchase setting forth the applicable VWAP Purchase Share Amount and the applicable VWAP Purchase Price (both on a per Share basis and the total aggregate VWAP Purchase Price to be paid by the Investor for such applicable VWAP Purchase Share Amount) with respect to such VWAP Purchase (each, a “VWAP Purchase Confirmation”). Notwithstanding the foregoing, the Company shall not deliver any VWAP Purchase Notices to the Investor during the PEA Period or during any Allowable Grace Period.”

(b)	Section 10.8 of the Purchase Agreement is hereby amended and restated as follows:

“Section 10.8. Construction. The parties agree that each of them and their respective counsel has reviewed and had an opportunity to revise the Transaction Documents and, therefore, the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of the Transaction Documents. In addition, each and every reference to share prices and number of Ordinary Shares in any Transaction Document shall, in all cases, be subject to adjustment for any stock splits, stock combinations, stock dividends, recapitalizations, reorganizations and other similar transactions that occur on or after the date of this Agreement. Any reference in this Agreement to “Dollars” or “$” shall mean the lawful currency of the United States of America. Any references to “Section” or “Article” in this Agreement shall, unless otherwise expressly stated herein, refer to the applicable Section or Article of this Agreement.”

(c)	Annex I of the Purchase Agreement is hereby amended to remove the defined term “Threshold Price.”

2. No Other Modification. Except as specifically amended by the terms of this Amendment, all terms and conditions set forth in the Purchase Agreement shall remain in full force and effect, as applicable.

3. Governing Law. This Amendment shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to any rule or principle that might refer the governance or construction of this Amendment to the laws of another jurisdiction.

4. Entire Agreement. This Amendment contains the entire agreement and understanding of the parties hereto with respect to the subject matter contained therein and may not be contradicted by evidence of any alleged oral agreement. Capitalized terms used herein without definition shall have the same definition ascribed thereto in the Purchase Agreement.

5. Further Assurances. Each party to this Amendment agrees to perform any further acts and execute and deliver any documents that may be reasonably necessary to carry out the provisions of this Amendment.

6. Counterparts. This Amendment may be executed in multiple counterparts, each of which shall be deemed an original and all of which, together, shall constitute one and the same instrument. Facsimile, .pdf and other electronic execution and delivery of this Amendment is legal, valid and binding for all purposes.

7. Headings. The descriptive headings of the various provisions of this Amendment are inserted for convenience of reference only and shall not be deemed to affect the meaning or construction of any of the provisions hereof.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have duly executed this Amendment to be effective for all purposes as of the date first above written.

TUMIM STONE CAPITAL LLC

By: 3i Management, LLC, its Manager

By:
Name:
Title:

TNL MEDIAGENE

By:
Name:
Title:

[Signature Page to Second Amendment to Purchase Agreement]